LORD ABBETT SECURITIES TRUST

LORD ABBETT SERIES FUND, INC.

90 Hudson Street

Jersey City, NJ 07302

November 8, 2017

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE
Washington, DC 20549

Re:	Joint Fidelity Bond (Bond No. 87023117B) for the Lord Abbett Securities Trust (SEC File No. 811-07538) and Lord Abbett Series Fund, Inc. (SEC File No. 811-05876) (each, the “Fund” or, collectively (“the Funds”)

Ladies and Gentlemen:

1)	Pursuant to Rule 17g-1(g)(1)(ii) under the Investment Company Act of 1940, we hereby enclose for filing with the Commission:

(i)	Rider 14 to the joint insured bond changing the name of the following:

i.	Lord Abbett International Core Equity Fund, a series of Lord Abbett Securities Trust has been renamed Lord Abbett International Equity Fund; and

ii.	International Core Equity Portfolio, a series of Lord Abbett Series Fund, Inc. has been renamed International Equity Portfolio.

(ii)	Certificates signed by an authorized officer of the Funds certifying the resolutions of a majority of the Board of Trustees who are not “interested persons” of Lord Abbett Investment Trust (the “Trust”) approving the amount, type, form and coverage of the Joint Fidelity Bond and the portion of the premium to be paid by the Funds (Exhibit B)*;

(iii)	Exhibit C* showing the amount of the single insured bond which each investment company would have provided and maintained had it not been named as an insured under the Joint Fidelity Bond. Premiums on the joint insured bond have been paid for the period through June 30, 2017; and

(iv)	A copy of an agreement among the Funds and all of the other named insureds under the Blanket Fidelity Bond, which is required pursuant to paragraph (f) of Rule 17g-1 (Exhibit D)*.

Please contact the undersigned at (201) 827-2279 if you need any additional information.

Sincerely,

/s/ Brooke A. Fapohunda
Brooke A. Fapohunda
Vice President and Assistant Secretary

Enclosures

* Incorporated by reference to the Blanket Fidelity Bond filed on August 29, 2017.

EXHIBIT A

ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 14

INSURED	BOND NUMBER

Lord, Abbett & Co. LLC		87023117B
EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

October 31, 2017	June 30, 2017 to June 30, 2018	/S/ Maggie Sullivan

In consideration of the premium charged for this Bond, it is hereby understood and agreed that the name of the Insured identified in Item 1 of the Declarations, Name of Insured, as

○	Lord Abbett International Core Equity Fund, a series fund of:

Lord Abbett Securities Trust

is changed to:

○	Lord Abbett International Equity Fund, a series fund of:

Lord Abbett Securities Trust

○	International Core Equity Portfolio, a series fund of:

Lord Abbett Series Fund, Inc.

is changed to:

○	International Equity Portfolio, a series fund of:

Lord Abbett Series Fund, Inc.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

RN008.0-00 (01/02)